SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On September 18, 2008, Korea Electric Power Corporation (“KEPCO”) sold 100% equity interest beneficially owned by it in KEPCO China International Limited (“KEPCO China”), a company established in Hong Kong and a wholly-owned subsidiary of KEPCO, to An Ji Group (Hong Kong) Limited. KEPCO China owns 77% equity interest in Chojak KEPCO Development Limited (“Chojak”), a company organized in the People’s Republic of China engaged in the business of maintaining power plants.

As of June 30, 2008, the estimated total assets, total liability, shareholders’ equity and paid-in capital for KEPCO China were (Won)20 billion, (Won)1 billion, (Won)19 billion and (Won)19 billion. As of June 30, 2008, the estimated total assets, total liability, shareholders’ equity and paid-in capital for Chojak were (Won)71 billion, (Won)62 billion, (Won)8 billion and (Won)24 billion.

Disclaimer:

The foregoing financial information is not audited or reviewed by any independent accountants and are solely based on KEPCO’s internal preliminary estimates. Such information may differ significantly from the actual financial condition of KEPCO China or Chojak and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: September 24, 2008